SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated November 17, 2016

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐ No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐ No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐ No: ☒

Enclosures:

Nokia stock exchange release dated November 17, 2016: Nokia Corporation - Managers’ transactions

STOCK EXCHANGE RELEASE

November 17, 2016

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
November 17, 2016 at 17:10 (CET +1)

Nokia Corporation - Managers’ transactions

This is an amendment of the transaction notification published on November 16, 2016 under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Stadigh, Kari

Position: Member of the Board/Deputy member

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: Amendment

Reference number: 549300A0JPRWG1KI7U06_20161116140834_2

Amendment comment:

This notification amends the initial notification provided on November 16, 2016 by specifying each individual acquisition made, as well as by breaking down the transactions by venue. Initial notification reflected the aggregated acquisitions and the transactions as off-exchange transactions.

Transaction date: 2016-11-16

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: Share

ISIN: FI0009000681

Nature of the transaction: Acquisition

Transaction Details

(1): Volume: 2924 Unit price: 3.90000 EUR

(2): Volume: 1610 Unit price: 3.90000 EUR

(3): Volume: 3100 Unit price: 3.90000 EUR

(4): Volume: 208 Unit price: 3.90000 EUR

(5): Volume: 7755 Unit price: 3.90000 EUR

(6): Volume: 1610 Unit price: 3.90000 EUR

(7): Volume: 23432 Unit price: 3.90000 EUR

(8): Volume: 2500 Unit price: 3.90000 EUR

(9): Volume: 1610 Unit price: 3.90000 EUR

(10): Volume: 3079 Unit price: 3.90000 EUR

(11): Volume: 1900 Unit price: 3.90000 EUR

(12): Volume: 1774 Unit price: 3.90000 EUR

(13): Volume: 1147 Unit price: 3.90000 EUR

(14): Volume: 2000 Unit price: 3.90000 EUR

(15): Volume: 1772 Unit price: 3.90000 EUR

(16): Volume: 2948 Unit price: 3.90000 EUR

(17): Volume: 2500 Unit price: 3.89600 EUR

(18): Volume: 1223 Unit price: 3.89600 EUR

(19): Volume: 3300 Unit price: 3.89600 EUR

(20): Volume: 1000 Unit price: 3.89600 EUR

(21): Volume: 12840 Unit price: 3.89600 EUR

(22): Volume: 1000 Unit price: 3.89600 EUR

(23): Volume: 740 Unit price: 3.89600 EUR

(24): Volume: 3225 Unit price: 3.89600 EUR

(25): Volume: 800 Unit price: 3.89600 EUR

(26): Volume: 2948 Unit price: 3.89600 EUR

Aggregated transactions

(26): Volume: 88945 Volume weighted average price: 3.89867 EUR

Transaction date: 2016-11-16

Venue: BATS CHI-X EUROPE -CXE ORDER BOOKS (CHIX)

Instrument type: Share

ISIN: FI0009000681

Nature of the transaction: Acquisition

Transaction Details

(1): Volume: 1637 Unit price: 3.90000 EUR

(2): Volume: 1975 Unit price: 3.90000 EUR

(3): Volume: 2009 Unit price: 3.90000 EUR

(4): Volume: 2000 Unit price: 3.90000 EUR

(5): Volume: 2268 Unit price: 3.89600 EUR

(6): Volume: 5100 Unit price: 3.89600 EUR

(7): Volume: 1587 Unit price: 3.89600 EUR

Aggregated transactions

(7): Volume: 16576 Volume weighted average price: 3.89784 EUR

Transaction date: 2016-11-16

Venue: BATS CHI-X EUROPE -BXE ORDER BOOKS (BATE)

Instrument type: Share

ISIN: FI0009000681

Nature of the transaction: Acquisition

Transaction Details

(1): Volume: 594 Unit price: 3.90000 EUR

(2): Volume: 2500 Unit price: 3.90000 EUR

(3): Volume: 100 Unit price: 3.89600 EUR

Aggregated transactions

(3): Volume: 3194 Volume weighted average price: 3.89987 EUR

About Nokia

Nokia is a global leader in creating the technologies at the heart of our connected world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

From the enabling infrastructure for 5G and the Internet of Things, to emerging applications in virtual reality and digital health, we are shaping the future of technology to transform the human experience. www.nokia.com

Media Enquiries:

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2016	Nokia Corporation

	By:	/s/ Riikka Tieaho
Name: Riikka Tieaho
Title: Vice President, Corporate Legal